Exhibit 99.5

SUPPLEMENT DATED JANUARY 12, 2023 TO MANAGEMENT INFORMATION CIRCULAR DATED

DECEMBER 14, 2022 IN RESPECT OF THE ANNUAL MEETING OF SHAREHOLDERS OF

HEXO CORP. TO BE HELD ON JANUARY 31, 2023

The management information circular dated December 14, 2022 (the “Circular”) of HEXO Corp. (the “Corporation”) prepared in connection with the annual meeting of shareholders of the Corporation to be held on January 31, 2023 (the “Meeting”) is hereby amended and supplemented as set out below. All defined terms used in this supplement (the “Supplement”) and not otherwise defined shall have the respective meanings ascribed to them in the Circular, which is available under the Corporation’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Other than as set out in this Supplement, the Circular remains in full force and effect, unamended.

APPOINTMENT OF AUDITOR

The Circular provided that, at the Meeting, the Shareholders would not be requested to appoint an auditor of the Corporation for the ensuing year, nor to authorize the directors to fix its remuneration, since the Corporation did not have an audit firm to be proposed as the auditor as at the date of the Circular.

PricewaterhouseCoopers LLP (the “Former Auditor”) was previously the auditor of the Corporation beginning on its appointment by the Corporation effective January 31, 2020. On October 11, 2022 (the “Resignation Date”), the Former Auditor notified the Corporation of its decision, at its own initiative, to decline to stand for re-appointment as the Corporation’s auditor following the issuance of its auditor’s report on the Corporation’s consolidated financial statements for the financial year ending July 31, 2022. In accordance with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”), a change of auditor notice and the Former Auditor’s acknowledgment letter were filed under HEXO’s profile on SEDAR on October 25, 2022. There were no “reportable events” (within the meaning of NI 51-102) involving the Former Auditor.

Following the Resignation Date, the Corporation’s Audit Committee and Board of Directors have worked diligently to select an appropriate successor auditing firm to be forthwith appointed by the Board of Directors of the Corporation as auditor of the Corporation and to propose that Shareholders appoint such firm as the auditor of the Corporation for the financial year ending July 31, 2023. The firm selected by the Corporation’s Audit Committee and Board of Directors is Macias Gini & O’Connell LLP (“MGO” or the “Successor Auditor”).

Among other factors and reasons, upon recommendation of the Audit Committee, the Corporation’s Board of Directors decided to select and appoint MGO as the Successor Auditor and recommends that Shareholders vote in favour of the appointment of MGO as the auditor of the Corporation for the financial year ending July 31, 2023 at the Meeting. The factors considered by the Audit Committee and the Board of Directors in recommending, selecting and appointing MGO s Successor Auditor included, among others, MGO’s expertise in the U.S. cannabis market as well as its core auditing competencies under U.S. GAAP given the Corporation’s continued belief that the U.S. cannabis market represents a significant opportunity for the Corporation to create a global company as well as its covenant in favour of Tilray Brands Inc. under its Amended Senior Secured Note to use reasonable commercial efforts to convert the accounting standards it uses to prepare its financial statements to generally accepted accounting standards used by public company issuers in the United States of America (i.e. U.S. GAAP) for the financial year ending July 31, 2023 and its covenant to convert to U.S. GAAP for all reporting periods commencing on or after August 1, 2023.

A change of auditor notice, an acknowledgment letter from the Successor Auditor and an updated acknowledgment letter from the Former Auditor were filed under the Corporation’s profile on SEDAR on the date of this Supplement. There were no “reportable events” (within the meaning of NI 51-102) involving the Former Auditor between the Resignation Date and the date of this Supplement.

At the Meeting, Shareholders will be requested to reappoint MGO as auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the directors to fix the auditors’ remuneration. In order for the resolution to be passed, approval by not less than a majority of the votes cast by the Shareholders present virtually, or represented by proxy, at the Meeting is required. Absent contrary instructions, proxies given pursuant to this solicitation by the management of the Corporation will be voted “FOR” the appointment of MGO as the auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed and the authorization of the directors to fix the remuneration of the auditors.

As the existing form of proxy for the Meeting confers discretionary authority on the persons named in the proxy with respect to amendments or variations to the matters identified in the Notice of Meeting or other matters which may properly come before the Meeting or any adjournment or postponement thereof, the Corporation will not be distributing an amended form of proxy. The management proxyholders named in the form of proxy for the Meeting will be empowered to exercise such discretionary authority to vote FOR the appointment of MGO as the auditor of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed and to authorize the directors to fix their remuneration. To the extent registered shareholders wish to withhold their votes on the appointment of MGO as auditors and the authorization for directors to determine their remuneration, they should either attend the Meeting virtually and cast a withhold vote on such matter, or appoint a proxyholder to do so on their behalf. Beneficial or non-registered shareholders should contact their custodian, broker or financial intermediary in the event they wish to similarly withhold their votes on the appointment of MGO as auditors.

The contents and filing of this Supplement to the Circular have been approved by the directors of the Corporation.

DATED at Gatineau, Québec this 12th day of January, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Charlie Bowman”
Charlie Bowman President and Chief Executive Officer